                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------


                                    COHR INC.
                                (Name of Issuer)

                           --------------------------


                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    192567105
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------


                                DECEMBER 24, 1998
             (Date of event which requires filing of this statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box       / /.


                               Page 1 of 13 Pages
                            Exhibit Index at Page 9

CUSIP No. 192567105                   13D                     Page 2 of 13 Pages

================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES FUND II, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS
                      OO - Partner Contributions
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                 0
                          ------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                               0
                          ------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                               0
                          ------------------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               3,085,425
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               48.3%
--------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

                                               PN
================================================================================

CUSIP No. 192567105                    13D                    Page 3 of 13 Pages

================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           THREE CITIES RESEARCH, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS
                      Not Applicable
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                 3,085,425
                          ------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                               0
                          ------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                               3,085,425
                          ------------------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               3,085,425
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               48.3%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                               CO
================================================================================

CUSIP No. 192567105                    13D                    Page 4 of 13 Pages

================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          THREE CITIES OFFSHORE II C.V.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCES OF FUNDS
                      00 - Partner Contributions
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER

         UNITS                                 0
                          ------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER

        OWNED BY                               0
                          ------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER

       REPORTING                               0
                          ------------------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               3,085,425
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             / /
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                               48.3%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                               PN
================================================================================

ITEM 1. SECURITY AND ISSUER.

         (a) Class of Securities: Common Stock, par value $0.01 per share ("Common Stock").

         (b)      Issuer:  COHR Inc. ("Issuer")
                  21540 Plummer Street
                  Chatsworth, California 91311

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), Three Cities Offshore II C.V., a Netherlands Antilles partnership ("Offshore II") and Three Cities Research, Inc., a Delaware corporation ("Research"). Fund II and Offshore II are collectively referred to herein as the "Three Cities Funds."

         FUND II

         Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to TCR Associates, L.P. ("TCR Associates"), the sole general partner of Fund II, is set forth below.

         TCR Associates. TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Research is the sole general partner of TCR Associates.

         RESEARCH

         Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and pursuant to a management agreement with each Three Cities Fund, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                                                 Residence or                           Principal Occupation
Name                                           Business Address                            or Employment
----                                           ----------------                            -------------
Willem F.P. de Vogel                 c/o Three Cities Research, Inc.        President and a Director of Three Cities
                                     650 Madison Avenue                     Research, Inc.
                                     New York, NY  10022

Thomas G. Weld                       c/o Three Cities Research, Inc.        Treasurer and a Director of Three Cities
                                     650 Madison Avenue                     Research, Inc.
                                     New York, NY  10022

J. William Uhrig                     c/o Three Cities Research, Inc.        Secretary and a Director of Three Cities
                                     650 Madison Avenue                     Research, Inc.
                                     New York, NY  10022


         OFFSHORE II

         Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Pursuant to

Instruction C to Schedule 13D of the Exchange Act, information with respect to TCR Offshore Associates, L.P. ("TCR Offshore"), the sole general partner of Offshore II, is set forth below.

         TCR Offshore. TCR Offshore is a Netherlands Antilles limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Three Cities Associates, N.V. ("TCA N.V."), the sole general partner of TCR Offshore, is set forth below.

         TCA, N.V. TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of TCR Offshore. The principal business address of TCA, N.V., which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to J. William Uhrig, the sole officer, director and stockholder of TCA, N.V., is set forth below.

         J. William Uhrig. Mr. Uhrig is an individual who is the sole officer, director and stockholder of TCA, N.V. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                                                 Residence or                           Principal Occupation
Name                                           Business Address                            or Employment
----                                           ----------------                            -------------
J. William Uhrig                     c/o Three Cities Research, Inc.        Secretary and a Director of Three Cities
                                     650 Madison Avenue                     Research, Inc.
                                     New York, NY  10022

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem de Vogel is a citizen of the Kingdom of the Netherlands.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase prices of the shares of the Issuer's Common Stock purchased by the Three Cities Funds as reported in Item 5(c) of this
Schedule 13D were as follows:

                  Name of Reporting Person              Aggregate Purchase Price
                  Fund II                               $6,320,000

                  Offshore II                           $9,480,000


         The Three Cities Funds purchased the Shares reported herein as beneficially owned by them with contributions from partners of Fund II and Offshore II.

ITEM 4. PURPOSE OF THE TRANSACTION.

         On December 24, 1998, TCF Acquisition Corporation ("Acquisition") (whose sole stockholders are the Three Cities Funds) and COHR Inc. (the "Company") entered into a Plan and Agreement of Merger pursuant to which Acquisition agreed to commence a tender offer (the "Offer") for all of the outstanding shares of the Company's common stock ("Common Shares" or "Shares"). The Offer consideration will be $5.375, net per Share in cash (or, under some circumstances, $6.375 net per Share).

         In connection with its approval of the Merger Agreement, the Company's Board of Directors approved the Three Cities Funds' and Acquisition's acquiring Shares without limitation as to amount, and amended the Company's Rights Agreement, dated as of November 23, 1998, between the Company and Chase Mellon Shareholder Services LLC, so that the acquisition of Shares by the Three Cities Funds or Acquisition would not cause Rights to be distributed to stockholders. The Three Cities Funds then acquired from two shareholder groups for $5.125 per Share a total of 3,085,425 Shares, plus an assignment of those shareholder groups' claims with regard to certain stockholder suits pending against the Company. The purpose of the Offer and the Merger is to enable Acquisition to acquire all the Common Shares which the Three Cities Funds (and anybody else who becomes a stockholder of Acquisition) do not already own. However, Acquisition has agreed that, unless after it purchases the Shares which are properly tendered in response to the Offer and not withdrawn, Acquisition and its affiliates own at least 85% of the outstanding Common Shares, (a) Acquisition will not cause the Merger to take place and (b) the Merger Agreement will prohibit Acquisition from carrying out a business combination with the Company during the next three years unless the business combination has been approved by the Company's Board of Directors and authorized at an annual or special meeting of stockholders of the Company, and not by written consent, by the affirmative vote of not less than 66 2/3% of the outstanding Common Shares, other than Shares owned by Acquisition and its affiliates. Therefore, although, because the directors and officers of the Company, who own more than 2% of the outstanding Common Shares, have agreed to tender their Shares in response to the Offer (or, under some circumstances to retain their Shares but vote them in favor of the Merger), Acquisition and its stockholders will be able to cast the votes required for the Merger to be approved under the Delaware General Corporation Law even if no other stockholders vote in favor of it, it is possible that Acquisition will purchase the Shares which are properly tendered in response to the Offer and not withdrawn, but that the Merger will not take place, and therefore the stockholders of Acquisition will not own all the outstanding stock of the Company.

         If the Shares purchased through the Offer, together with the other Shares Acquisition and its stockholders (including the Three Cities Funds) own, total at least 85% of the outstanding Common Shares, and the other conditions set forth in the Merger Agreement are satisfied or waived, Acquisition is required by the Merger Agreement to take all steps in its power to effect the Merger.

         The Company may not, and may not authorize or permit its or any of its subsidiaries' officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or by any of its subsidiaries) directly or indirectly to initiate, solicit, encourage or otherwise facilitate any inquiry or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or any purchase of or tender for, all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries on a consolidated basis. However, this will not prevent the Company from, in response to an acquisition proposal which the Company receives despite complying with the previous sentence and which the Company's Board determines, in good faith after consultation with its independent financial advisor, would result (if consummated in accordance with its terms) in a transaction which (i) would result in the Company's stockholders receiving cash consideration which is substantially greater than the Offer price and (ii) would be more favorable to the Company's stockholders than the Merger, furnishing non-public information to the person, entity or group which makes the acquisition proposal and entering into discussions and negotiations with the potential acquiror.

         If the Company receives an acquisition proposal, or the Company learns that someone other than Acquisition is contemplating soliciting tenders of Common Shares or otherwise proposes to acquire the Company or its Common Shares if the Company's stockholders do not tender their Common Shares to Acquisition in response to the Offer or do not approve the Merger, the Company has agreed promptly to notify Acquisition of that fact and to provide Acquisition with all information in the Company's possession which Acquisition reasonably requests regarding the acquisition proposal, solicitation of tenders or other proposed transaction, and the Company will promptly, from time to time, provide Acquisition with any additional information the Company obtains regarding the acquisition proposal, the solicitation of tenders or the other proposed transaction.

         The Company may terminate the Merger Agreement if by February 1, 1999, the Company receives a proposal for a cash acquisition of the Company, or somebody commences an all cash tender offer for any and all of the outstanding Common Shares, which (x) would result in the Company's stockholders' receiving cash consideration which is substantially greater than the Offer Price, (y) is not subject to a financing contingency and is from a proposed acquiror which the Board determines in good faith after consultation with its independent financial advisor has the financial resources necessary to carry out the transaction, and
(z) the Board determines in good faith after consultation with its independent financial advisor to be more favorable to the Company's stockholders than the Offer and the Merger. However, the Company may only cancel the Merger Agreement if, after the Company has received the proposal and given Acquisition at least 10 business days' prior notice that the Merger Agreement will terminate if Acquisition does not increase the Offer Price to an amount at least as great as the cash consideration the Company's stockholders would receive under the proposal or tender offer by the other person, (A) Acquisition does not increase the Offer Price to an amount at least as great as the cash per share the Company's stockholders would receive as a result of the proposal or tender offer by the other person, and (B) the Company has (1) paid Acquisition $1,720,000 and
(2) reimbursed Acquisition (or agreed in writing to reimburse Acquisition) for all the expenses related to the transactions which are the subject of the Merger Agreement which Acquisition or its affiliates (including the Three Cities Funds) incurred after December 17, 1998, up to a maximum of $200,000 of expenses. If the Company notifies Acquisition that the Merger Agreement will terminate unless Acquisition increases the Offer Price, the Company will not be able to revoke that notice without Acquisition's consent.

         Acquisition has agreed that, if the Company terminates the Merger Agreement because of a proposal or tender offer by another person as described in the preceding paragraph, at the request of the Board Acquisition will vote for the proposal or tender its Shares, and cause the Three Cities Funds to tender their Shares, in response to the tender offer.

         Effective concurrently with the execution of the Merger Agreement, the Board approved increasing the number of members constituting the entire Board from 8 to 10 and elected J. William Uhrig and W. Robert Wright II (each of whom is an employee, and in the case of Mr. Uhrig, a Director, of Three Cities Research, Inc.) to fill the two vacancies. The Merger Agreement provides that until Acquisition purchases all the Common Shares which are properly tendered in response to the Offer and not withdrawn, or the Merger Agreement terminates, none of the Three Cities Funds nor Acquisition will vote any Shares or take any other action to cause (i) anyone other than J. William Uhrig and W. Robert Wright II (or replacements designated by Acquisition) to be elected to the Company's Board, except by voting at an annual meeting of stockholders in favor of the Board's nominees for election to the Board, (ii) the number of directors constituting the entire Board to be increased or decreased, or (iii) any director to be removed from the Board other than for cause.

         The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Common Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. for continued inclusion in the Nasdaq National Market (the top tier market of the Nasdaq Stock Market).

         If the Common Shares no longer meet the requirements for inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Common Shares would depend upon the number of holders of Common Stock after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Common Shares, the possible termination of registration under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

         The Common Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Common Shares.

ITEM 5. INTEREST IN SECURITIES OF THE PARTNERSHIP.

         (a) As of the close of business on December 24, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock owned by the Three Cities Funds, as set forth below (percentages are based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 1998).

                  Name                             Shares of Common Stock         Percentage
                  ----                             ----------------------         ----------
                  Fund II                          1,234,170                      19.3%
                  Offshore II                      1,851,255                      29.0%
                                                   ---------                      ----
                           Total                   3,085,425                      48.3%
                                                   =========                      ====


         (b) Pursuant to a management contract, Research has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which the Three Cities Funds are deemed the beneficial owners.

         (c) The only transactions in the Issuer's Common Stock effected by the Reporting Persons during the last 60 days were the purchases by the Three Cities Funds of an aggregate of 3,085,425 shares of Issuer Common Stock reported in this Schedule 13D. The purchase price per share was $5.125. The transactions were effected through a broker.

         (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which the Reporting Persons may be deemed to own beneficially.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Plan and Agreement of Merger, dated as of December 24,
1998.

         Exhibit B -- Joint Filing Agreement dated January 3, 1999.